UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                     June 8,
2020


Sally M. Cunningham
Secretary
Synalloy Corporation
4510 Cox Road, Suite 201
Richmond, Virginia 23060

        Re:     Synalloy Corporation
                Definitive Additional Materials filed under cover of Schedule
14A
                Filed on June 3 and June 4, 2020 by Synalloy Corporation
                File No. 001-05200

Dear Ms. Cunningham,

        We have reviewed the above-captioned filings, and have the following comments:

1. The investor presentation filed on June 3, 2020 and press release filed on June 4, 2020 each contain multiple statements indicating that Privet and UPG are seeking to "gain control of the
   Board and business of Synalloy without paying shareholders a premium." Our comment letter dated May 19, 2020, however, noted the following: "The Dissident Group's nominees, if elected, will owe fiduciary duties and otherwise be accountable to all shareholders. While the Dissident Group has proposed five nominees for election whom, if elected, would comprise a majority of the Board of Directors, as a matter of law and fact, the Dissident
   Group will not be obtaining `control' of Synalloy within the meaning of the term as defined in Rule 12b-2 if its solicitation succeeds." As previously requested, please refrain from making any statement in future filings that indicates Privet and UPG will, as a result of a successful counter-solicitation, be able to obtain control of Synalloy or its Board.

2. The numerous references to the absence of a "premium" being paid imply that Privet and
   UPG are subverting an obligation. We are unaware of any legal requirement that obligates a non-management party to pay a control premium or any solicitation undertaken in compliance with Section 14(a) and corresponding Regulation 14A in which a person soliciting paid a "premium" or "control premium" to security holders in exchange for a vote in favor of their nominees. By accentuating that the non-management stockholders are seeking to effectively acquire "control" of Synalloy, the registrant's communications also omit to state that these stockholders are lawfully exercising their right to nominate a slate of new directors in accordance with applicable law and the registrant's governing documents.
   Please refrain from creating the impression that a "premium" is legally or otherwise owed or that the stockholders are exclusively engaged in a takeover attempt given that Rule 14a-9 prohibits omissions of material fact necessary to make certain statements not misleading.
 Sally M. Cunningham
June 8, 2020
Page | 2


       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me, at (202)
551-3266.

                                                           Sincerely,

                                                           /s/ Nicholas P.
Panos

                                                           Nicholas P. Panos
                                                           Senior Special
Counsel
                                                           Office of Mergers
and Acquisitions

cc: Lawrence S. Elbaum, Esq.